UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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SCHEDULE 14F-1

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Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934

and Rule 14f-1 thereunder

IBI ACQUISITIONS, INC.

(Exact name of registrant as specified in its corporate charter)

Colorado	000-53340	26-2666328
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1175 Osage, #204 Denver, CO 80204 (Address of principal executive offices)

(303) 623-5400 (Issuer's telephone number, including area code)

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NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHODLERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

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IBI ACQUISITIONS, INC.

1175 Osage, #204

Denver, CO 80204

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14(f)-1 THEREUNDER

INTRODUCTION

This Information Statement is being sent to you pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and rule 14f-1 promulgated thereunder, in connection with an anticipated change in the members of the Board of Directors (the “Board”) of IBI Acquisitions, Inc. (the "Company") as a result of the completion of a stock purchase transaction.

This Information Statement is being mailed on or before September 27, 2010, to all persons who are holders of record of the Company's common stock as of September 15, 2010.  The information included in this Information Statement regarding the persons designated to become directors of the Company as a result of the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  HOWEVER, NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

Terms of Transaction

On September 15, 2010, as reported on the Form 8-K filed with the Securities and Exchange Commission on September 22, 2010, a group of buyers (the “Buyers”) acquired a total of 1,254,000 shares, representing 95% of the issued and outstanding common stock of the Registrant. The shares were purchased for cash, and the transaction resulted in a change of control of the Registrant.  One of the Buyers, Trout Trading Company, Inc., a Colorado corporation, acquired 427,000 shares, or approximately 32.35% of the issued and outstanding stock.  Five other buyers, including Zeng Mei Ying, Chen Shao Xing, Zeng Guo Ji, Jiang Hui Fang and Zeng Chen Ti, each acquired 125,400 shares, or 9.5% of the issued and outstanding stock

In conjunction with the share purchase transaction, on September 15, 2010, Patsy Sessions resigned from her position as a director and as CEO of the Company and Dean Sessions resigned as CFO, effective immediately. In addition, Dean Sessions tendered his resignation as a director to be effective 10 days after the Company has complied with SEC Rule 14f-1.  Additionally, on September 15, 2010, the board of directors of the Company appointed Mr. Jay Lutsky as the CEO, CFO and a director of the Company.  When the resignation of Dean Sessions as a director becomes effective, Mr. Lutsky will be the sole officer and sole director of the Company.

VOTING SECURITIES OF THE COMPANY

As of September 15, 2010, the Company had 1,320,000 shares issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders of the Company. The sole class of equity securities of the Company that is issued and outstanding is the common stock. As a result of the closing of the stock purchase transaction, the Buyers became the owners of 95% of the issued and outstanding common stock of the Company.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a director or executive officer. The executive officers are elected annually by the Board of Directors. The directors serve one year terms or until their successors are elected.

The directors and executive officers currently serving the Company are as follows:

Name	Age	Position Held and Tenure
Dean Sessions	59	Director since
Jay Lutsky	67	CEO, CFO and Director since September 15, 2010

Biographical Information

Dean Sessions - Mr. Sessions served as CFO and a Director of the Company from inception (May, 2008) until September 15, 2010.  As of that date he tendered his resignation as CFO, effective immediately, and he tendered his resignation as a director to become effective 10 days after the date on which the Company has complied with SEC Rule 14f-1. In May of 1973, Mr. Sessions obtained a Bachelor of Science degree from the University of Colorado.  In September of 1993, he obtained his NASD Series 7 license and joined the Boulder office of E.F. Hutton Securities as an account executive.  He worked in the securities industry in the same capacity with various firms through 1993.  From 1993 to the present, he has worked in the mergers and acquisitions field assisting private companies in their process of public trading and financing.  Additionally, as an investor, he has been involved in various areas of venture capital.  Mr. Sessions is also a golf professional and has attempted to obtain exempt status through the qualifying tournaments on the Nike Tour, PGA Tour and PGA Champions Tour.   In addition to serving as an officer and director of the Company, since May, 2008, Mr. Sessions has also been an officer and director of Knight Capital Corp., a Colorado corporation, which is also a shell company.

Jay Lutsky – On September 15, 2010, Mr. Lutsky was appointed as CEO, CFO and as a director of the Company.  Since May of 1980, Mr. Lutsky has done business as Dolphin & Associates, a private consulting firm that is a sole proprietorship. In addition to serving as an officer and director of the Company, Mr. Lutsky also currently serves as chief executive officer, chief financial officer and Director of Knight Capital Corp, a Colorado corporation, and Dynasty Capital, Inc., a Colorado corporation, both of which are also shell companies.  He earned a Bachelor of Science degree in 1967 from Kent State University.

There are no family relationships between any of the current directors or officers of the Company.

CORPORATE GOVERNANCE AND BOARD MATTERS

Organization of the Board and its Committees

The Company’s Board does not have any established committees because the Company does not currently have any material operations.  All such applicable functions are performed by the Board of Directors as a whole.

Audit Committee

The Company does not have an Audit Committee because the Company does not currently have any material operations.  Additionally, because the Company does not have an Audit Committee, it does not have an Audit Committee Charter.

Audit Committee Financial Expert

The Company does not currently have a financial expert serving on an Audit Committee as the Company does not currently have an Audit Committee.

Nominating Committee

The Company does not have a Nominating Committee because the Company does not currently have any material operations.

Compensation Committee

The Company does not have a Compensation Committee because the Company does not currently have any material operations and does not pay any compensation to its officers or directors.

Board and Committee Meetings; Attendance at 2010 Annual Meeting

During the fiscal year of 2010, the Board did not meet.  The Company did not hold an annual meeting in 2010.  We do not have a formal policy regarding attendance at duly called meetings of the Board.

Communications with the Board and its Committees

At the present time, we do not have an established procedure by which stockholders can send communications to the Board because the Company does not currently have any material operations. However, stockholders can send communications to the Board through the Company office. The Company’s office address and phone number are:  1175 Osage #204, Denver, Colorado 80204. Telephone:  303-623-5400

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission.  Such officers, directors and 10% stockholders are also required by

SEC rules to furnish the Company with copies of all Section 16(a) forms they file.  Based solely on its review of the copies of such forms received by it, the Company believes that, during the fiscal year ended May 31, 2010, all Section 16(a) filing requirements applicable to its officers, directors and 10% stockholders were satisfied.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the end of the Company's most recent fiscal year, certain information with respect to the common stock beneficially owned by (i) each director, nominee to the Board of Directors and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the common stock; and (iii) all directors and executive officers as a group:

Title and Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Dean Sessions (1) 3250 –D West 114th Circle Westminster, CO 80031-8002	40,164(2)	3.04%
Common	Jay Lutsky (1) 4807 S. Zang Way Morrison, CO 80465	54,168(3)	4.10%
Common	Trout Trading Company, Inc 1175 Osage Street, #204 Denver, C) 80204	427,000	32.35%
Common	Mei Ying Zeng Bo Liam Company 4th Floor Shajing Bu Chung Community Shajing Street, Bao An District Shenzhen City, Guangdong Province 518104 PRC	125,400	9.5%
Common	Shao Xing Chen Room 2002, Community Hao Jing Cheng Shajing BuChong Community Shajing Street, Bao An District Shenzen City, Guangdong Province 518104, PRC	125,400	9.5%
Common	Guo Ji Zeng No.6 Lane One, Da Chung Gi Road XinQiao Community Shajing Street, Bao An District Shenzen City, Guangdong Province 518125, PRC	125,400	9.5%

Common	Hui Fang Jiang No. 6 South District, Bu Chung Community Shajing Street, Bao An District Shenzen City, Guangdong Province 518104, PRC	125,400	9.5%
Common	Chen Ti Zeng No. 5 Lane 4, XinQiao Community Tian Ming Shajing Street, Bao An District Shenzen City, Guangdong Province 518125, PRC	125,400	9.5%
Common	All directors and executive officers (2 persons)	94,332	7.15%

(1)

The person listed is currently an officer, a director, or both, of the Company.

(2)

Includes 20,082 held by Mr. Sessions, and 20,082 shares held by Patsy Sessions, the spouse of Dean Sessions, of which he may be deemed to be the beneficial owner.

(3)

 Includes 54,168 shares held by Donna Lutsky, the spouse of Jay Lutsky.  Mr. Lutsky disclaims beneficial ownership of the shares held by his spouse.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No officer or director received any remuneration or compensation from the Company for the fiscal years ended 2006 and 2007. The Company currently has no stock option, retirement, pension, profit-sharing programs or similar plans for the benefit of its directors, officers or other employees.

The Company has no written employment agreements with any of its officers or directors.

The Company anticipates that it will pay compensation to its officers and directors in the future although no final determinations have been made as of the date hereof.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

There were no material transactions, or series of similar transactions, during our Company’s last fiscal year, or any currently proposed transactions, or series of similar transactions, to which our Company was or is to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of the small business issuer’s total assets at year-end for the last three completed fiscal years and in which any director, executive officer or any security holder who is known to us to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

Indemnification of Officers and Directors

The Company's Articles of Incorporation and Bylaws do not include provisions requiring the Company to provide indemnification for officers, directors, and other persons. However, under the terms of the Florida Business Corporation Act, the Company has the power to indemnify any person who is or was a party to any proceeding by reason of the fact that he or she is or was serving as an officer, director, employee or agent of the Company. The Company may not provide such indemnification unless the person seeking it acted in good faith, and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Director Independence

The NASDAQ Stock Market has instituted director independence guidelines that have been adopted by the Securities & Exchange Commission.  These guidelines provide that a director is deemed “independent” only if the board of directors affirmatively determines that the director has no relationship with the Company which, in the board’s opinion, would interfere with the director’s exercise of independent judgment in carrying out his or her responsibilities.  Significant stock ownership will not, by itself, preclude a board finding of independence.

For NASDAQ Stock Market listed companies, the director independence rules list six types of disqualifying relationships that preclude an independence filing.  The Company’s board of directors may not find independent a director who:

1.

is an employee of the company or any parent or subsidiary of the company;

2.

accepts, or who has a family member who accepts, more than $60,000 per year in payments from the company or any parent or subsidiary of the company other than (a) payments from board or committee services; (b) payments arising solely from investments in the company’s securities; (c) compensation paid to a family member who is a non-executive employee of the company’ (d) benefits under a tax qualified retirement plan or non-discretionary compensation; or (e) loans to directors and executive officers permitted under Section 13(k) of the Exchange Act;

3.

is a family member of an individual who is employed as an executive officer by the company or any parent or subsidiary of the company;

4.

is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than (a) payments arising solely from investments in the company’s securities or (b) payments under non-discretionary charitable contribution matching programs;

5.

is employed, or who has a family member who is employed, as an executive officer of another company whose compensation committee includes any executive officer of the listed company; or

6.

is, or has a family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit.

Based upon the foregoing criteria, our Board of Directors has determined that Jay Lutsky is not an independent director under these rules because he is also employed by the Company as its CEO and CFO.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.  The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate or security holder of the Company, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

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By Order of the Board of Directors,
IBI Acquistions, Inc

/s/ Jay Lutsky
Jay Lutsky, Director

September 24, 2010